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SEC FILE NUMBER
000-52611

CUSIP NUMBER
Not applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IMH Secured Loan Fund, LLC

Full Name of Registrant
Not applicable

Former Name if Applicable

4900 N. Scottsdale Rd., Suite 5000

Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85251

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     IMH Secured Loan Fund, LLC (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2008 with the Securities and Exchange Commission (“SEC”) within the prescribed time period because the Company requires additional time to finalize the valuation analyses on its loan portfolio and real estate owned in order to ensure proper recognition of revenues, expenses, and loan loss reserve requirements. The well-publicized market declines in real estate values have made collateral reviews and valuation analyses more difficult and complex, thereby requiring the Company to take additional time to complete its financial information as reported on Form 10-K. The Company intends to file all documents required for its 10-K filing within fifteen (15) calendar days of the March 31, 2009 due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven Darak	480	840-8400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The global and U.S. economies experienced a rapid decline in 2008. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which has, among other things, placed severe pressure on liquidity and asset values. Short-term bridge loans to facilitate real estate entitlement and development, and other interim financing, constitute the heart of the Company’s business model. This model relies on market capital availability. However, current market conditions have virtually eliminated the traditional sources of take-out financing on which the Company’s business model is dependent.
     As a result of these and other factors, asset values have dropped significantly in many of the areas where the Fund holds real estate or has a security interest in collateral securing our loans. Accordingly, the Company anticipates recording a provision for credit loss for the year ended December 31, 2008 totaling $293.2 million, as compared to $1.9 million for the year ended December 31, 2007, to reflect the fair value of its loan portfolio and real estate owned as of the reporting date. The Company is in the process of completing the audit of its financial statements for the fiscal year ended December 31, 2008 and requires additional time to ascertain the adequacy of the impairment charge recorded. The foregoing information has not been audited. Changes could be required to the foregoing information in connection with finalization of the audit, there can be no assurance those changes will not be material.

IMH Secured Loan Fund, LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	Investors Mortgage Holdings, Inc., Manager of IMH Secured Loan Fund, LLC

Date	April 1, 2009	By	/s/ Shane Albers

Shane Albers
Chief Executive Officer of Investors Mortgage Holdings, Inc.